UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD
Specialized Disclosure Report

DREW INDUSTRIES INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	001-13646	13-3250533

(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer of incorporation)

3501 County Road 6 East, Elkhart, Indiana		46514

(Address of principal executive offices)		(Zip Code)

Robert A. Kuhns
(574) 535-1125

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
[ x ] Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

A copy of Drew Industries Incorporated’s Conflict Minerals Report for the reporting period from January 1, 2013 to December 31, 2013 is provided as Exhibit 1.02 hereto and is publicly available through the Company’s website at www.drewindustries.com (under the “SEC Filings” subcaption of our “Investor Relations” page).

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

SECTION 2 - EXHIBITS

Item 2.01	Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DREW INDUSTRIES INCORPORATED

By: /s/ Robert A. Kuhns Robert A. Kuhns Vice President - Chief Legal Officer and Secretary

Dated: June 2, 2014

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